07000632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCORE Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1007 Brae Court GH
(No. and Street)

Fort Worth (City) Texas (State) 76111 (Zip Code)

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann L. Crenshaw, President 817-877-3005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hatfield & Hatfield, Inc.
(Name – *if individual, state last, first, middle name*)

7424 Greenville Avenue, Ste 100, Dallas, TX 75231
(Address) (City) (State) (Zip Code)

RECEIVED
FEB 2 0 2007
WASH. D.C. 156 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ann L. Crenshaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCORE Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

JOLIE ERWIN
Notary Public, State of Texas
My Comm. Expires July 29, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCORE SECURITIES, INC.

Report Pursuant to Rule 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

SCORE SECURITIES, INC.

CONTENTS

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

Independent Auditors' Report

We have audited the accompanying statement of financial condition of SCORE Securities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCORE Securities, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
January 19, 2007

SCORE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		$ 2,274
Due from brokers-dealers and clearing organizations		101,132
Secured demand notes – cash collateral		200,000
Property and equipment, at cost, less of accumulated depreciation of $116,862		11,033
Other assets		670
Federal income taxes receivable		3,555
Total assets		$ 318,664

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses		$ 5,186
Commitments and contingent liabilities		see notes
Payable to broker-dealer		none
Due to related party		
Subordinated borrowings	$ 400,000	
Loans	11,500	
Interest payable	38,532	450,032
Total liabilities		455,218
Stockholder's equity		
Common stock	1,000	
Additional paid-in capital	212,425	
Retained earnings	(349,979)	(136,554)
Total liabilities and stockholder's equity		$ 318,664

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at 1/1/06	$ 1,000	$ 212,425	$(157,307)	$ 56,118
Additions	none	none	none	none
Net income (loss)	none	none	(192,672)	(192,672)
Balance 12/31/06	$ 1,000	$ 212,425	$(349,979)	$(136,554)

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions and fees	$ 206,325
Interest income	6,560
Miscellaneous	47,815
	260,700
EXPENSES	
Interest expense	40,531
Clearance paid	28,304
Promotional expense	1,057
Commission and salary expenses	96,780
Communications expense	105,906
Occupancy	23,381
Other operating expenses	157,413
Total expenses	453,372
Income (loss) before taxes	(192,672)
Income taxes-current	none
Income taxes-deferred/long term	none
Federal income taxes	none
Net income (loss)	$ (192,672)

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income (loss)	$(192,672)
Depreciation	5,162
Increase in due from brokers and dealers	(1,477)
Decrease in demand notes – cash collateral	260,000
Decrease in accounts payable and accrued expenses	(94,778)
Decrease in due to related party	(48,969)
Cash flows from operations	(72,734)
Cash flows from investing activities:	
Increase in fixed assets	(3,603)
Cash flows from investing	(3,603)
Net cash flow	(76,337)
Beginning cash balance January 1, 2006	78,611
Ending cash balance December 31, 2006	$ 2,274

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance January 1, 2006	$ 460,000
Changes during 2006	(60,000)
Balance December 31, 2006	$ 400,000

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note A Organization and nature of business:

SCORE Securities, Inc. was incorporated in the State of Texas, in 1994. The corporation is a non-public broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the corporation's customers will be processed by a correspondent broker-dealer. The corporation's office is located in Fort Worth, Texas and its customers are generally located throughout the State of Texas. The corporation's main source of revenue is providing brokerage services to institutional clients.

The corporation's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying notes may vary from the actual results.

Securities Transactions

Security transactions (and related commission revenues and expenses) are recorded on a settlement date basis, generally the third business day following the transactions. If timing is materially different, commission income and related expenses are recorded on a trade date basis.

Note B Clearing:

The corporation operates under a separate "Fully Disclosed Correspondent Agreement" with both the Broadcort Capital Corporation and the Capital Institutional Services, Inc. The corporation does not have custodial possession of customer accounts or securities, clears all proprietary and customer's securities transactions on through the respective clearing broker-dealer and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are promptly forwarded to the appropriate corporation's clearing broker-dealer.

The corporation's clearing agreements with its clearing broker-dealers contain an indemnification clause. This clause relates to instances where the corporation's customers fail to settle security transactions. In the event this situation might occur, the corporation will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the corporation had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

Note C Contingencies and commitments:

Contingencies - the corporation is subject to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims would be without merit, and an unfavorable disposition would not have a material effect on the financial position of the corporation. Further, the corporation anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D *Significant accounting policies:*

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

Advertising costs are expenses as incurred. Total advertising costs for the year ended December 31, 2006 were $1,057.

Depreciation-Fixed assets are carried at cost and depreciated over the estimated life of the assets on an *accelerated method* of depreciation.

Deferred Federal income taxes are recorded to reflect timing differences between "book basis" and "tax basis" accounting differences. The timing differences at December 31, 2006 were too small to be material. The company at December 31, 2006, had a net operating loss of approximately $430,000 which will be carried forward to offset future taxable income. This net operating loss will expire as follows:

2025	$ 208,000
2026	222,000
	$ 430,000

The tax benefit from the net operating loss carryforward of approximately $140,000 has not been reported in these financial because management believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation of the same amount.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note E *Cash flows*

For the purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The statement of cash flows was prepared using the *indirect method.*

Note F *Related Party Transactions*

Accrued interest payable of $38,532 and is owed to the sole shareholder.

During the current year $40,532 of interest expense is related directly, to subordinated borrowings owing to the sole shareholder.

Subordinated borrowings owing to the sole shareholder are partially collateralized by $200,000 of Certificates of deposit. Cash borrowings under subordination agreements at December 31, 2006 from the sole shareholder were as follows:

1. Liabilities pursuant to secured demand note collateral agreements - 6% due 5/11/08	$ 100,000
2. Liabilities pursuant to secured demand note collateral agreements - 6% due 7/12/08	100,000
3. Liabilities pursuant to secured demand note collateral agreements - 6% due 9/12/2008	100,000
4. Liabilities pursuant to secured demand note collateral agreements - 6% due 11/12/2007	100,000
	$ 400,000

The subordinated borrowings are covered by agreements approved the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the corporation's continued compliance with minimum net capital requirements, they may not be repaid.

Note G Capital Stock:

The corporation has 10,000 authorized of $1 par value common stock and 1,000 shares issued and outstanding at December 31, 2006.

Note H Defined Benefit Pension Plan

The corporation had a defined benefit pension plan covering substantially all of its employees. The plan was terminated on January 1, 2005. All funds due employees will be disbursed by the trustee in 2007.

Other income includes a reversal of accrued pension expense in the amount of $31,574 expensed in the prior year.

Note I Net Capital Requirements:

The corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the corporation had net capital of $243,188, which was $193,188 in excess of its required net capital of $50,000.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2006

SCHEDULE I
SCORE SECURITIES, INC.
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Total ownership equity from the statement of financial condition		$(136,554)
Deduct ownership equity not allowable for net capital		none
Total ownership equity qualified for net capital		(136,554)
Add:		
1. Liabilities subordinated to claims of general creditors allowable in computation of net capital		400,000
2. Other allowable credits		none
Total capital and allowable subordinated liabilities		263,446
Deductions and/or charges		
1. Total non-allowable assets from statement of financial condition	$ 15,258	
2. Current note deficiency	none	
3. Commodity futures, contracts and spot commodities proprietary capital changes	none	
4. Other deductions and/or changes	none	(15,258)
Subtotal		248,188
Other Additions and/or allowable credits (lists)		
Haircuts on securities (computed where applicable) pursuant to 15c3-1		
1. Contractual securities commitment	$ none	
2. Subordinated securities borrowings	none	
3. Trading and investments securities:		
a. Exempted securities	none	
b. Debt securities	none	
c. Options	none	
d. Other securities	none	
4. Undue concentrations		
5. Other / excess deductible	5,000	(5,000)
NET CAPITAL		$ 243,188

	Net Capital Reconciliation	Minimum Net Capital Requirement
Per audit report at 12/31/06	$ 243,188	$ 50,000 (2)
Reported by broker-dealer Part IIA, form X-17A-5	243,189	50,000
difference	$ 1 (1)	$ none
	(1) Rounding	(2) Minimum required net capital dollar amount

EXCESS NET CAPITAL	EXCESS NET CAPITAL AT 1000%	RATIO: Aggregate Indebtedness to net capital
$ 193,188	$ 187,667	.22 to 1

SCHEDULE II
SCORE SECURITIES, INC.
COMPUTATION OF RESERVE REQUIREMENT OF THE SECURITIES AND EXCHANGE COMMISSION UNDER RULE 15c3-3
DECEMBER 31, 2006

SCORE Securities, Inc. is a non-public broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the corporation's customers will be processed by a correspondent broker-dealer; therefore, the corporation is exempt from the "Computation of the Reserve Requirement Under Rule 15c3-3".

The corporation operates under a separate "Fully Disclosed Correspondent Agreement" with both the Broadcort Capital Corporation and the Capital Institutional Services, Inc.

SCORE SECURITIES, INC.
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
For the fiscal year ended December 31, 2006

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming An Exemption from SEC Rule 15c3-3

In planning and performing our audit of the financial statements of SCORE Securities, Inc., for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance, that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters, of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Hatfield & Hatfield

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
January 19, 2007

END